Osler, Hoskin & Harcourt LLP
Box50,1FirstCanadianPlace
Toronto,Ontario,CanadaM5X1B8
416.362.2111 MAIN
416.862.6666 FACSIMILE

Toronto	June 16, 2015

Montréal	VIA SEDAR

Ottawa
British Columbia Securities Commission
Calgary	Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
New York	The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Northwest Territories Securities Office
Office of the Superintendent of Securities, Yukon
Nunavut Securities Office

Dear Sirs/Mesdames:

Alignvest Acquisition Corporation (the “Issuer”)

We refer you to the final long form prospectus of the Issuer dated June 16, 2015 (the “Prospectus”), relating to the issuance of Class A Restricted Voting Units of the Issuer. In the Prospectus, reference is made to the name of this firm on page v and under the headings “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations” and “Experts”. We hereby consent to being named in the Prospectus and to the use in the Prospectus of our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are: (i) derived from our opinions referred to above, or (ii) within our knowledge as a result of the services we have performed in connection with such opinions.

Yours very truly,

(signed) “Osler, Hoskin & Harcourt LLP”